FOR IMMEDIATE RELEASE	TSX: SLW
April 2, 2012	NYSE: SLW

SILVER WHEATON REPORTS
2011 ATTRIBUTABLE RESERVES AND RESOURCES

Vancouver, British Columbia – Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) (TSX:SLW)(NYSE:SLW) is pleased to announce end-of-year 2011 attributable proven and probable reserves of 798 million ounces of silver and 0.22 million ounces of gold, attributable measured and indicated resources of 452 million ounces of silver and 0.38 million ounces of gold, and attributable inferred resources of 355 million ounces of silver and 0.07 million ounces of gold.

During 2011, attributable proven and probable reserves decreased by 144 million ounces of silver and 0.03 million ounces of gold, attributable measured and indicated resources increased by 86 million ounces of silver and 0.14 million ounces of gold, and attributable inferred resources decreased by 139 million ounces of silver and increased by 0.02 million ounces of gold.

Silver Wheaton’s decrease in 2011 attributable reserves was due in part to depletion from record production over the year, as well as a reduction in silver reserves at Goldcorp Inc.’s (“Goldcorp”) Peñasquito mine and Primero Mining Corp.’s (“Primero”) San Dimas mine.

As per Goldcorp’s February 15, 2012, disclosure, the reduction in silver reserves at Peñasquito occurred as a result of increased cut-off grades due to higher operating costs than those estimated in the original 2006 feasibility study. In 2012, exploration at Peñasquito will target additional high-grade mineralization in mantos beneath the open pit bottoms, in addition to testing the potential for block cave mining of deep mineralized zones.

As per Primero’s March 28, 2012, disclosure, in an effort to improve mine planning and expand long-term production levels at its San Dimas mine, Primero elected to utilize block modeling to estimate its mineral reserves and resources rather than the polygonal method, which it had used historically. The estimates made using this new approach resulted in a reduction in both silver reserves and inferred resources at the San Dimas mine, as of December 31, 2011. The updated mineral reserve and resource estimates for San Dimas have been prepared by AMC Mining Consultants (Canada) Ltd. and a 43-101 technical report is expected to be filed on SEDAR within 45 days.

Primero’s disclosure also states that there is significant exploration potential at San Dimas beyond the stated mineral reserves and resources, some of which has been reported as mineral potential. Further details can be found in their March 28, 2012, disclosure. Primero believes that the new estimation approach will improve mine planning, and that further drilling and mine development will result in mineral resources being converted to mineral reserves, a reasonable amount of the exploration potential being converted to inferred resources, and new mineral discoveries being realized.

“Silver Wheaton continues to have nearly twice the silver reserves of any other silver company in the world,” said Randy Smallwood, Silver Wheaton’s President and Chief Executive Officer. “We are in a period where commodity price gains are often largely offset by industry wide operating cost pressures, which can result in reserve reductions. In an inflationary environment such as this, the strength of our ‘fixed operating cost’ business model, which continues to generate amongst the highest cash operating margins in the precious metals industry, is apparent. Our core assets are mainly comprised of long-life and lower–cost mines, with proven records of reserve replacement and resource conversion, and we are confident that ongoing exploration programs will continue this trend well into the future.”

“San Dimas has produced in excess of 580 million ounces of silver in its greater than 100 years of operation and aggressive exploration, particularly in the Sinaloa Graben region, continues to yield excellent results. We are confident that San Dimas will deliver solid production results, and that Primero’s efforts to improve mine planning will ultimately add value to this impressive asset, including the potential for significantly expanded long-term production levels.”

The tables below set forth the estimated Mineral Reserves and Mineral Resources (silver only, except where a purchase agreement includes gold) for the mines relating to which the Company has purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2011, unless otherwise noted. The tables are based on information available to the Company as of the date of this document and have been updated from the Company’s most recently filed Annual Information Form and Management Discussion and Analysis for the year ended December 31, 2011. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,3,8,15,16)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of	Proven			Probable			Proven & Probable
December 31,
2011 unless	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process
otherwise										Recovery (7)
noted(6)	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz	%

SILVER

Peñasquito (25%)

Mill	156.6	28.9	145.5	129.3	20.2	83.8	285.9	24.9	229.3	53-65%

Heap Leach	8.3	14.4	3.9	23.0	9.4	6.9	31.4	10.7	10.8	24%

San Dimas(10)	-	-	-	3.5	281.5	31.8	3.5	281.5	31.8	94%

Pascua-Lama (25%)	9.9	59.5	18.9	86.3	54.1	150.2	96.2	54.7	169.1	82%

Lagunas Norte(11)	3.3	3.2	0.3	37.6	3.2	3.9	40.9	3.2	4.2	22%

Pierina(11)	2.1	19.9	1.3	18.9	10.8	6.6	21.0	11.8	8.0	37%

Veladero(11)	3.7	13.4	1.6	61.3	13.4	26.5	65.0	13.4	28.1	6%

Yauliyacu(12)	1.0	99.6	3.3	2.7	105.9	9.1	3.7	104.2	12.4	85%

Neves-Corvo

Copper	23.2	44.0	32.9	4.5	45.0	6.5	27.7	44.2	39.4	35%

Zinc	19.4	67.0	41.7	3.8	64.0	7.8	23.1	66.5	49.5	23%

Rosemont(13)	128.8	4.5	18.5	366.8	3.8	44.5	495.6	3.9	62.9	80%

Mineral Park(13)	293.9	2.7	25.7	74.5	2.9	7.0	368.4	2.8	32.6	49%

Zinkgruvan

Zinc	8.2	103.0	27.2	2.4	60.0	4.7	10.7	93.1	31.9	70%

Copper	2.8	32.0	2.8	0.1	29.0	0.1	2.8	31.9	2.9	78%

Aljustrel

Copper	2.2	19.2	1.3	8.4	15.3	4.1	10.6	16.1	5.5	30%

Campo Morado (75%)	0.7	166.7	3.8	0.1	123.4	0.3	0.8	162.6	4.1	55%

Stratoni	1.7	174.0	9.3	0.1	225.0	0.7	1.8	177.0	10.0	84%

Minto	5.5	5.4	1.0	5.9	4.6	0.9	11.4	5.0	1.8	80%

Cozamin(14)

Copper	0.9	63.0	1.7	4.9	50.7	8.0	5.8	52.5	9.8	74%

Los Filos	81.0	5.2	13.5	231.2	5.4	40.2	312.2	5.3	53.610	5%

TOTAL SILVER			354.1			443.5			797.6

GOLD

Minto	5.5	0.69	0.12	5.9	0.51	0.10	11.4	0.60	0.22	74%
TOTAL GOLD			0.12			0.10			0.22

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of	Measured			Indicated			Measured & Indicated
December 31,
2011 unless	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
otherwise
noted(6)	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
SILVER

Peñasquito (25%)

Mill	34.1	13.1	14.4	128.2	12.4	51.1	162.3	12.6	65.5

Heap Leach	1.0	4.6	0.2	6.2	3.9	0.8	7.2	4.0	0.9

Pascua-Lama (25%)	5.3	24.5	4.2	55.9	23.4	42.1	61.2	23.5	46.3

Yauliyacu(12)	0.7	108.5	2.5	6.1	192.4	37.8	6.8	183.5	40.3

Neves-Corvo

Copper	15.4	53.0	26.2	3.4	51.2	5.6	18.8	52.7	31.8

Zinc	42.7	54.3	74.6	14.5	49.5	23.0	57.2	53.1	97.6

Rosemont(13)	7.2	3.9	0.9	103.0	2.7	8.8	110.2	2.7	9.7

Mineral Park(13)	101.0	2.6	8.4	175.6	2.7	15.2	276.6	2.7	23.6

Zinkgruvan

Zinc	0.9	123.4	3.8	3.3	109.5	11.5	4.2	112.6	15.2

Copper	2.7	24.4	2.1	0.1	38.5	0.1	2.8	24.9	2.2
Aljustrel

Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4

Copper	-	-	-	0.1	11.7	0.04	0.1	11.7	0.04

Campo Morado (75%)	2.1	162.1	10.8	4.4	158.0	22.5	6.5	159.3	33.2

Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8

Minto	9.4	3.9	1.2	27.2	3.2	2.8	36.5	3.3	3.9

Keno Hill (25%)

Underground	-	-	-	0.3	545.4	4.5	0.3	545.4	4.5

Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4

Los Filos	7.9	9.5	2.4	42.7	7.2	9.9	50.6	7.6	12.4

TOTAL SILVER			154.2			297.6			451.8

GOLD

Minto	9.4	0.44	0.13	27.2	0.28	0.24	36.5	0.32	0.38
TOTAL GOLD			0.13			0.24			0.38

ATTRIBUTABLE INFERRED RESOURCES (1,2,3,4,5,9,15,16)
AS OF DECEMBER 31, 2011 UNLESS OTHERWISE NOTED (6)

As of December 31, 2011 unless otherwise noted(6)	Inferred
	Tonnage	Grade	Contained

	Mt	g/t	Moz
SILVER

Peñasquito (25%)

Mill	36.7	8.8	10.4

Heap Leach	14.1	1.7	0.8

San Dimas(10)	5.8	324.0	60.8

Pascua-Lama (25%)	8.1	15.5	4.0

Yauliyacu(12)	13.8	163.5	72.7

Neves-Corvo

Copper	28.5	40.0	36.6

Zinc	33.0	55.0	58.3

Rosemont(13)	163.0	2.1	11.2

Mineral Park(13)	320.1	2.3	23.9

Zinkgruvan

Zinc	5.6	69.0	12.4

Copper	0.8	36.0	0.9

Aljustrel

Zinc	8.7	50.4	14.0

Copper	4.7	16.0	2.4

Campo Morado (75%)	2.4	117.3	9.1

Stratoni	0.7	217.0	4.7

Loma de La Plata (12.5%)	0.2	76.0	0.4

Minto	8.5	2.9	0.8

Keno Hill (25%)

Underground	0.1	340.1	1.4

Los Filos	158.4	5.9	29.9

TOTAL SILVER			354.6

GOLD

Minto	8.5	0.24	0.07
TOTAL GOLD			0.07

Notes:
1.	All Mineral Reserves and Mineral Resources have been calculated in accordance with the CIM Standards and NI 43-101, or the AusIMM JORC equivalent.
2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).
3.	Individual qualified persons (“QPs”), as defined by the NI 43-101, for the Mineral Reserve and Mineral Resource estimates are as follows:
	a.	Peñasquito – Maryse Belanger, P.Geo. (Vice President, Technical Services, Goldcorp Inc.)
b.

San Dimas –Rodney Webster, MAusIMM MAIG (Geology Manager, Principal Geologist), Herbert A. Smith, P.Eng (Mining Manager, Principal Mining Engineer) and J. Morton Shannon, P.Geo (Geology Manager, Principal Geologist) all employees of AMC Mining Consultants (Canada) Ltd.

	c.	Pascua-Lama – Dino Pilotto, P.Eng. (Principal Mining Consultant, SRK Consulting (Canada) Inc.); and Bart A. Stryhas, Ph.D., CPG (Principal Resource Geologist, SRK Consulting (U.S.) Inc.)
	d.	Yauliyacu – Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); and Samuel Mah, M.A.Sc., P.Eng. (Director of Engineering), both employees of the Company (the “Company’s QPs”)
The Company’s QPs are responsible for overall corporate review and all other operations and development projects.
4.

The Mineral Resources reported in the above tables are exclusive of Mineral Reserves. The San Dimas, Minto, Campo Morado, Neves-Corvo, Zinkgruvan and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.
6.

Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2011 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date. The most current Mineral Reserves and Mineral Resources will be available on the Company’s website.

	a.	Resources and Reserves for Yauliyacu, Neves-Corvo and Zinkgruvan are reported as of June 30, 2011.
	b.	Resources for Rosemont are reported as of October 22, 2008 and Reserves as of March 17, 2009.
	c.	Resources for Mineral Park are reported as of December 29, 2006.
	d.	Resources and Reserves for Aljustrel’s Feitais and Moinho deposits are reported as of November 30, 2010, Resources for the Estaçao deposit are reported as of December 31, 2007.
	e.	Resources for Campo Morado’s El Rey, Naranjo and Reforma deposits are reported as of October 13, 2005.
	f.	Resources and Reserves for Stratoni are reported as of August 10, 2010.
	g.	Resources for Keno Hill’s Lucky Queen and Onek deposits are reported as of June 30, 2011 and Elsa Tailings as of April 22, 2010.
	h.	Resources for Loma de La Plata are reported as of May 20, 2009.
7.	Process recoveries are the average percentage of silver in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
8.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of $20.00 per ounce of silver, unless otherwise noted below:
	a.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $22.00 per ounce.
	b.	Yauliyacu - $30.00 per ounce.
	c.	Neves-Corvo – 1.4% Cu cut-off for the copper Reserve and 5.0% Zn cut-off for the all zinc Reserves except for Lombador which was reported above a cut-off of 6.0% Zn.
	d.	Rosemont –$10.00 per ounce.
	e.	Mineral Park – $7.50 per ounce.
	f.	Zinkgruvan – 3.7% Zn equivalent cut-off for the zinc Reserve and 1.8% Cu cut-off for the copper Reserve.
	g.	Aljustrel – 1.5% Cu cut-off for all copper Reserves, 4.5% Zn cut-off for all zinc Reserves.
	h.	Campo Morado - $30.00 per ounce.
	i.	Minto – $3.90 per ounce silver and $300 per ounce gold.
9.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of $24.00 per ounce of silver, unless otherwise noted below:

	a.	San Dimas -$25.00 per ounce.
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – $28.00 per ounce.
	c.	Yauliyacu – $30.00 per ounce.
	d.	Neves-Corvo – 1.0% Cu cut-off for the copper Resource and 3.0% Zn cut-off for the zinc Resource.
	e.	Rosemont – 0.2% Cu cut-off.
	f.	Zinkgruvan – 3.1% Zn equivalent cut-off for the zinc Resource and 1.5% Cu cut-off for the copper Resource.
	g.	Mineral Park – $7.50 per ounce.
	h.	Aljustrel – 1.5% Cu cut-off for all copper Resources, 4.5% Zn cut-off for Feitais and Moinho zinc Resources and 4.0% for Estação zinc Resources.
	i.	Campo Morado – $30.00 per ounce for the G-9 zones and 5% Zn cut-off for the El Rey, Naranjo and Reforma deposits.
	j.	Loma de La Plata – $12.50 per ounce
	k.	Minto – 0.5% Cu cut-off.
	l.	Keno Hill – $15.25 per ounce for the Southwest and 99 Zones, $14.50 per ounce for the East Zone, $17.00 per ounce for the Elsa Tailings and $18.50 per ounce for the Lucky Queen and Onek deposits.
10.

The San Dimas purchase agreement provides that from August 6, 2010 until August 5, 2014, Primero Mining Corp. (“Primero”) will deliver to the Company a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus the Company will receive an additional 1.5 million ounces of silver per annum to be delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at San Dimas and 50% of any excess, for the life of the mine.

11.

The Company’s attributable tonnage at Pierina was estimated by assuming 2011 production level for the remaining two years. The Company’s attributable tonnage at Lagunas Norte and Veladero was estimated by assuming 2012 and 2013 processed tonnes based on Barrick’s life of mine (“LOM”) plans. Tonnes for all three operations were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Barrick’s December 31, 2011 Proven and Probable Mineral Reserves. Average reserve grades were applied to the Pierina estimates and the average LOM plan grades were applied to Lagunas Norte and Veladero. LOM plans and December 31, 2011 Mineral Reserves estimates are as published by Barrick.

12.

The Company’s Yauliyacu purchase agreement (March 2006) with Glencore International AG provides for the delivery of up to 4.75 million ounces of silver per year for 20 years. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall, so long as production allows. Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.	The Mineral Park and Rosemont Resources and Reserves do not include the SX/EW leach material since this process does not recover silver.
14.

The Company’s attributable tonnage at Cozamin was estimated by assuming Capstone Mining Corp’s (Capstone) 2012 production guidance of 1.1 million tonnes until the end of the Company’s contract. Tonnes were pro-rated between Proven and Probable Mineral Reserves according to the ratio of Capstone’s December 31, 2011 published Proven and Probable Mineral Reserves, applying average reserve grades.

15.

The Company has filed a technical report for Yauliyacu, Peñasquito, San Dimas and Pascua- Lama, which are available on SEDAR at www.sedar.com. An updated technical report for San Dimas is expected to be filed on SEDAR within 45 days. These four mineral assets are considered to be material to the Company.

16.

Silver is produced as a by-product metal at all operations with the exception of the Keno Hill mine and Loma de La Plata project; therefore, the economic cut-off applied to the reporting of silver Resources and Reserves will be influenced by changes in the commodity prices of other metals at the time.

CAUTIONARY LANGUAGE REGARDING RESERVES AND RESOURCES
For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2011, and other continuous disclosure documents filed by Silver Wheaton since January 1, 2012, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Mineral Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves or that any exploration potential will ever be converted to any category of Mineral Reserves or Mineral Resources. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Mr. Neil Burns, Vice President of Technical Services, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the contents of this news release.

About Silver Wheaton

Silver Wheaton is the largest silver streaming company in the world. Based upon its current agreements, forecast 2012 attributable production is approximately 27 million silver equivalent ounces, including 16,500 ounces of gold. By 2016, annual attributable production is anticipated to increase significantly to approximately 43 million silver equivalent ounces, including 35,000 ounces of gold. This growth is driven by the Company's portfolio of world-class assets, including silver streams on Goldcorp's Peñasquito mine and Barrick's Pascua-Lama project.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of silver and gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination, reserve conversion rates and statements as to any future dividends. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver and gold; the absence of control over mining operations from which Silver Wheaton purchases silver or gold and risks related to these mining operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, economic and political risks of the jurisdictions in which the mining operations are located and changes in project parameters as plans continue to be refined; and differences in the interpretation or application of tax laws and regulations; as well as those factors discussed in the section entitled "Description of the Business - Risk Factors" in Silver Wheaton's Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver or gold, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Brad Kopp
Senior Vice President, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com